                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            MADISON BANCSHARES, INC.
                                (NAME OF ISSUER)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    556597102
                                 --------------
                                 (CUSIP Number)


                                AMY SINELLI, ESQ.
                             IGLER & DOUGHERTY, P.A.
                            633 NORTH FRANKLIN STREET
                                    SUITE 601
                              TAMPA, FLORIDA 33602
                                 (813) 307-0510
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                SEPTEMBER 4, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 556597102                                            Page 2 of 8 pages

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Melvin S. Cutler
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (A) [  ]
         N.A.                                                           (B) [  ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY


--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         SC/PF
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                            [  ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------

         NUMBER OF                                SOLE VOTING POWER

          SHARES                                  253,405*
                                      ------------------------------------------
       BENEFICIALLY
                                                  SHARED VOTING POWER
         OWNED BY
                                                  0
           EACH                       ------------------------------------------

         REPORTING                                SOLE DISPOSITIVE POWER

          PERSON                                  253,405*
                                      ------------------------------------------
           WITH
                                                  SHARED DISPOSITIVE POWER

                                                  0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         253,405 *Total of all three entities
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                            [  ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.98%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

CUSIP No. 556597102                                            Page 3 of 8 pages

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Cutler Associates Investments, Inc.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (A) [  ]
         N.A.                                                           (B) [  ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY


--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                            [  ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Massachusetts
--------------------------------------------------------------------------------

         NUMBER OF                               SOLE VOTING POWER

          SHARES                                 253,405*
                                      ------------------------------------------
       BENEFICIALLY
                                                 SHARED VOTING POWER
        OWNED BY
                                                 0
          EACH                        ------------------------------------------

        REPORTING                                SOLE DISPOSITIVE POWER

         PERSON                                  253,405*
                                      ------------------------------------------
          WITH
                                                 SHARED DISPOSITIVE POWER

                                                 0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         253,405 *Total of all three entities
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                            [  ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.98%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

CUSIP No. 556597102                                            Page 4 of 8 pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Melvin S. Cutler Charitable Foundation
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (A) [  ]
         N.A.                                                           (B) [  ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY


--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                            [  ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Massachusetts
--------------------------------------------------------------------------------

         NUMBER OF                                SOLE VOTING POWER

          SHARES                                  253,405*
                                      ------------------------------------------
       BENEFICIALLY
                                                  SHARED VOTING POWER
         OWNED BY
                                                  0
           EACH                       ------------------------------------------

         REPORTING                                SOLE DISPOSITIVE POWER

          PERSON                                  253,405*
                                      ------------------------------------------
           WITH
                                                  SHARED DISPOSITIVE POWER

                                                  0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         253,405 *Total of all three entities
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                            [  ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.98%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------
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CUSIP No. 556597102                                            Page 5 of 8 pages


ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of Madison BancShares, Inc., a Florida corporation (the "Issuer"). The address of the Issuer's principal executive offices is 35388 U.S. 19 North Palm Harbor, Florida 34684.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) This statement being filed jointly on behalf of Melvin S. Cutler, Cutler Associates Investments, Inc. (a Massachusetts corporation) and Melvin S. Cutler Charitable Foundation (a Massachusetts trust), (collectively the "Reporting Person").

         (b) The Reporting Person's business address is 35388 U.S. 19 North Palm Harbor, Florida 34684.

         (c) Mr. Cutler is Chairman of Cutler Associates, Inc. a Massachusetts corporation.

         (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f) Mr. Cutler is a citizen of the United States. Cutler Associates Investments, Inc. and Melvin S. Cutler Charitable Foundation are a Massachusetts corporation and a Massachusetts trust respectively.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

         The Reporting Person received all of the shares of stock owned in the Issuer pursuant to the reorganization of Madison Bank. In the reorganization, common shares of Madison Bank were exchanged for common shares of Madison BancShares, Inc. on a one for one basis. The initial shares of stock in Madison Bank were purchased by Mr. Cutler with personal funds. The stock options owned by Mr. Cutler were received as compensation. Additional purchases were made with personal funds of Mr. Cutler and working capital from Cutler Associates Investments, Inc. and Melvin S. Cutler Charitable Foundation.

ITEM 4.  PURPOSE OF TRANSACTION

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CUSIP No. 556597102                                            Page 6 of 8 pages


         The purpose of the acquisition of the securities of the Issuer is investment. The Reporting Person has no plans which would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)      Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The Reporting Person beneficially owns 253,405 shares of Common Stock of the Issuer which equals 16.98% of the total outstanding shares. Of those shares, 17,364 are in the form of options to purchase shares of Common Stock of the Issuer; 81,700 shares are owned by Cutler Associates Investments, Inc. and 5,250 shares are owned by Melvin S. Cutler Charitable Foundation. The remaining 149,091 shares of Common Stock are owned individually by Mr. Cutler.

CUSIP No. 556597102                                            Page 7 of 8 pages


         (b) The Reporting Person has sole power to vote and to dispose of all of the subject shares owned by each entity.

         (c) The Reporting Person acquired the shares of the Issuer pursuant to a reorganization of Madison Bank which was completed on September 4, 2001.

         (d)      Not applicable.

         (e)      Not applicable.

CUSIP No. 556597102                                            Page 8 of 8 pages


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         No agreements exist with respect to the securities of the issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 20, 2001

                                          /s/ Melvin S. Cutler
                                          --------------------------------------
                                          Melvin S. Cutler

                                          CUTLER ASSOCIATES INVESTMENTS, INC.


                                          By:      /s/ Melvin S. Cutler
                                             -----------------------------------
                                          Melvin S. Cutler, Vice-President &
                                          Treasurer


                                          MELVIN S. CUTLER CHARITABLE FOUNDATION


                                          By:      /s/ Melvin S. Cutler
                                             -----------------------------------
                                          Melvin S. Cutler, Trustee